MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2012

Tables are expressed in USD $000’s except share and per share amounts

The following provides management’s discussion and analysis (‘‘MD&A’’) of IMRIS Inc.’s consolidated results of operations and financial condition for the three and six months ended June 30, 2012. In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A is dated as at August 9, 2012 and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three and six months ended June 30, 2012 and with the audited consolidated financial statements and notes thereto for the year ending December 31, 2011.

Effective January 1, 2011, the Company has adopted United States generally accepted accounting principles (“U.S. GAAP”) as its basis of accounting and the US dollar as its reporting currency. Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers. In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements. By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized. These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 1 of 23

OVERVIEW

We design, manufacture and market the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.

We sell our VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets. We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices.

We are committed to investing in research and development to further broaden our product portfolio and increase market penetration of our existing products.

Customer Value Proposition

The VISIUS Surgical Theatre is designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

•	Patients: The patient does not need to be moved for imaging during the course of a surgical or interventional procedure in the VISIUS Surgical Theatres. We believe that this improves clinical workflow and avoids potential safety risks associated with moving the patient.

•	Clinicians: VISIUS Surgical Theatres are designed to enhance the workflow of the clinical team. High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal surgical position throughout the procedure. Finally, since the MR or CT system can be removed from the surgical or interventional theatre when not required for imaging, clinicians are afforded unrestricted access to the patient.

•	Hospitals: The VISIUS Surgical Theatre permits greater utilization of the imaging equipment by allowing the MR or CT scanner to be shared by one or more clinical suites. In addition, because the MR or CT scanner can be removed from the surgical theatre when not in use, the operating room or interventional theatre can be used for other procedures that do not require MR or CT imaging, thereby allowing the hospital to obtain greater utility from its surgical theatre.

Product Portfolio

The VISIUS Surgical Theatre can be configured for a wide range of neurosurgical, cardiovascular and cerebrovascular procedures using intraoperative imaging including MRI, x-ray angiography and computed tomography, alone or in multimodality combinations.

For neurosurgery, the VISIUS Surgical Theatre provides a fully integrated surgical environment with the availability of high-resolution MR images for use in a number of neurosurgical procedures. Applications include tumor resection, epilepsy, arteriovenous malformation, aneurysm, upper C-spine and frame-based stereotaxy. Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue. The VISIUS Surgical Theatre allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 2 of 23

When equipped with an MR scanner and integrated x-ray angiography system, the VISIUS Surgical Theatre provides clinicians with timely and accurate images for visualizing the patient anatomy before, during and after interventions for the treatment of a wide variety of cardiovascular and cerebrovascular conditions, such as atrial fibrillation, certain structural heart disorders and stroke. With seamless transitions between MR and angio systems, the VISIUS Surgical Theatre enables surgical and catheter-based treatments and real-time assessment of therapy in a single integrated suite. The single integrated system in a VISIUS Surgical Theatre eliminates patient transport between imaging modalities and streamlines workflow. After MR scanning, the patient can be transitioned to image-guided intervention on the angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess treatment and to determine if further intervention is required. For cranial and spinal procedures, the VISIUS Surgical Theatre features a multi-slice CT scanner that travels into the OR on-demand and is designed to provide intraoperative images of diagnostic quality - without introducing additional risk to the patient - delivering real-time information to clinicians while preserving optimal surgical access and techniques. In a VISIUS Surgical Theatre, clinicians can use intraoperative CT images to visually guide and assess hardware placement.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions. The protection of these products, our processes and know-how is integral to our business. We currently have 45 patents either issued or pending. As we develop our technologies, we will continue to seek patent protection to contribute to our competitive advantage. We have patents in place in the United States, Canada and other countries, where available, to protect our core patent family and we have filed a number of additional patent applications that are directed to specific aspects of our technology. In 2011, IMRIS was issued a patent in the United States, covering the control systems, which adjust the parameters for imaging as the MR scanner is moved to an operating room. This new patent fortifies the Company’s existing patent protection related to moving an MR scanner and extends to 2030.

In 2011 IMRIS also received pre-approval status from the State of California’s Office of Statewide Health Planning and Development (OSHPD) which alleviates building code barriers in seismic zones and will facilitate IMRIS’ expansion in new markets.

Innovation and the creation of high value novel products is a cornerstone of IMRIS’s development activities. To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovations that support our competitive position. We currently have two new products in development that are designed to extend our capabilities to applications in the fields of radiation oncology and image-guided surgical robotics.

MR-Guided Radiation Therapy: Our planned solution will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide precise MR imaging to confirm a tumor’s location, prior to treatment, all without having to move the patient. This ability to image the patient in place may reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy.

Image-Guided Surgical Robotics: We are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance. The technology combines detailed real-time MR imaging with the precision of surgical robotics, which we believe offers the potential for improved surgical procedures and patient outcomes.

Our Business Model

The purchase and installation of a VISIUS Surgical Theatre represents a significant capital project for our customers that can range in price from approximately $4 million to $12 million depending on the product solution, the configuration of the VISIUS Surgical Theatre layout and system options selected. In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration. These contracts begin after the typical one-year warranty period and are on average equal to approximately 5% of the original equipment purchase price per year in revenues. In addition to our equipment and services, customers may require further capital expenditures for construction and ancillary equipment. The sales cycle for our VISIUS Surgical Theatres is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 3 of 23

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our VISIUS Surgical Theatres typically ranges from five months to 12 months or more depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer. We invoice customers for a VISIUS Surgical Theatre in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total price upon delivery of the equipment, completion of installation and final acceptance. Due to the project nature of our VISIUS Surgical Theatre sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the VISIUS Surgical Theatre is installed.

2012 Highlights

Highlights from the second quarter of 2012 include:

➢	Q2 revenues increase to $17 million from Q1 2012

➢	Gross profit as a percentage of sales increases to 39%

➢	Three VISIUS Surgical Theatres sold in the second quarter to hospitals in the U.S.

➢	Second quarter 2012 orders of $22 million contribute to total order bookings of $46 million in the first half of the year

➢	Backlog increases 26% in first six months to $120 million at June 30, 2012

➢	Clearance application for Image Guided Surgical Robotics system filed with the FDA

SUMMARY OF SELECTED FINANCIAL INFORMATION

Results of Operations

The following table sets forth selected financial information for the dates and periods indicated:

Selected Financial Information

(Thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Sales	$17,235	$18,881	-9%	$20,728	$29,938	-31%
Gross profit	6,658	6,321	5%	8,052	10,774	-25%
Gross profit %	38.6%	33.5%		38.8%	36.0%
Operating expenses	10,731	9,413	14%	20,670	18,881	9%
Operating loss	(4,073)	(3,092)	32%	(12,618)	(8,107)	56%
Income taxes	-	-		18	-	-
Net loss	$(4,282)	$(2,873)	49%	$(12,632)	$(7,461)	69%

Basic and diluted loss per share	$(0.09)	$(0.06)	50%	$(0.28)	$(0.17)	65%

Balance Sheet Data	As at June 30, 2012	As at December 31, 2011

Cash	34,285	$40,425
Total assets	64,530	94,290
Deferred revenue	12,273	7,147
Total liabilities	25,940	19,731
Shareholders' equity	64,520	74,559

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 4 of 23

Revenues

Revenues by sales classification

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

VISIUS Surgical Theatres	$16,056	$18,049	-11%	$18,495	$28,509	-35%
Extended maintenance contracts	1,179	832	42%	2,233	1,429	56%
Total revenues	$17,235	$18,881	-9%	$20,728	$29,938	-31%

VISIUS Surgical Theatres as a percentage of total revenues	93%	96%		89%	95%
Extended maintenance contracts as a percentage of total revenues	7%	4%		11%	5%

Revenues by region

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change
North America	$12,309	$5,957	107%	$15,331	$14,589	5%
Europe and Middle East	75	3,169	-98%	241	4,585	-95%
Asia Pacfic	4,851	9,755	-50%	5,156	10,764	-52%
	$17,235	$18,881	-9%	$20,728	$29,938	-31%

Revenues decreased by approximately $1.7 million or 9% to $17.2 million for the three months ended June 30, 2012. Delivery activities were consistent with prior periods but a difference in product mix between the two periods resulted in approximately a $2.0 million decrease in VISIUS Surgical Theatre revenue compared to the previous quarter. Extended maintenance contract revenue increased approximately $0.3 million from the same period in 2011 as a result of an increase in the install base of VISIUS Surgical Theatres, which have transitioned off warranty to chargeable service programs.

Revenues decreased by approximately $9.2 million or 31% to $20.7 million for the six months ended June 30, 2012. VISIUS system revenues decreased $10.0 million from the prior year period due to changes in product mix between the two periods and lower scheduled conversion of product backlog into deliveries in the first quarter of 2012. Extended maintenance contract revenue increased $0.8 million from the same period in 2011 as a result of a larger installation base of VISIUS Surgical Theatres, which have transitioned off warranty to chargeable service programs.

Revenues by region in North America were higher in the second quarter due to increased VISIUS system and installation activity in the United States in the period compared to 2011 offset by a decrease in installations and revenues in Asia Pacific in the same period. For the six month ended June 30, 2012, delivered revenues by region were up slightly in the North American region but were further offset by decreased installation activity in Europe and Middle East and higher VISIUS system prices in the prior year period for a cardiovascular application delivered in the Asia Pacific region.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 5 of 23

Gross Profit

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Gross profit	$6,658	$6,321	5%	$8,052	$10,774	-25%
As a percentage of sales	38.6%	33.5%		38.8%	36.0%

Gross profit increased to $6.7 million or 38.6%, as a percentage of sales in the second quarter of 2012 from $6.3 million or 33.5%, as a percentage of sales in the second quarter of 2011. Gross profit as a percentage of VISIUS system sales for the second quarter of 2012 was 42.3% vs. 33.7% in the comparable prior year period. The gross profit percentage on VISIUS system sales was higher than the prior year due to the delivery of certain equipment as part of a collaborative arrangement in the prior year. Overall gross margin and gross margin as a percentage of sales was negatively impacted by increased warranty expenses relating to additional warranty provisions booked in the period for new clinical customers, and provisions for warranty upgrades of data management systems.

Year to date gross profit decreased by $2.7 million compared to the same period in 2011 as a result of lower product deliveries. However, the gross margin as a percentage of sales increased from 36.0% in 2011 to 38.8% in 2012 mainly because the Company provided certain equipment in the comparable prior year period to a third party to engage in research activities.

Operating Expenses

Operating expenses for the three months ended June 30, 2012 were $10.7 million, an increase of approximately $1.3 million or 14% over the same period in 2011. On a year to date basis, total operating expenses increased to $20.7 million from $18.9 million in the prior year, an increase of $1.8 million or 10%. The increase is primarily related to the planned increase in research and development costs for robotics, MR-guided radiation therapy and other ancillary research projects, and increased recruiting costs. These costs were partially offset by lower costs for marketing and promotion as a result of overall efforts to manage costs.

Administrative

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Administrative	$1,899	$2,155	-12%	$3,584	$4,172	-14%

Administrative expense for the three months ended June 30, 2012 decreased $0.3 million over the same period in 2011. The $0.3 million decrease is due to lower employee costs ($0.1 million) and lower business travel ($0.1 million) plus the accumulation of other general cost savings ($0.1 million) in this category during the quarter. Employee costs are lower because of the retirement of a senior executive at the end of last year and lower stock option expense as some tranches have reached full amortization.

Administrative expense for the six months ended June 30, 2012 decreased $0.6 million over the same period in 2011. The decrease is due to lower employee costs ($0.3 million), lower business travel ($0.2 million) and lower professional fees ($0.1 million). Employee costs were lower as a result of the retirement of the Chief Operating Officer in 2011 and lower stock option expense for the period as options became fully vested. Professional fees are lower because of an anticipated reduction in legal assistance in filing securities compliance documents and a reduction in audit fees because of one-time SOX implementation costs which were incurred in 2011.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 6 of 23

Sales and marketing

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Sales and marketing	$2,549	$2,520	1%	$4,614	$4,855	-5%

Overall, sales and marketing expense for the three months ended June 30, 2012 were consistent with the same period in 2011. Within this expense category, business travel was lower ($0.1 million) as a result of a reduction of travel compared to the same period last year. This was offset by higher professional fees ($0.1 million) as a result of new costs the Company is incurring over the remainder of the year to assist in developing its corporate marketing campaign.

Sales and marketing expense for the six months ended June 30, 2012 decreased $0.3 million over the same period in 2011. The decrease is due to lower business travel ($0.2 million), lower marketing costs ($0.3 million) related to the Global User meeting which was not held in 2012 and lower technical costs ($0.1 million) because of the deferral of product marketing trials in 2012. These decreases were offset by an increase in professional fees ($0.3 million) as a result of consulting costs incurred for the development of the Company’s corporate marketing campaign expected to be incurred over the remainder of the year.

Customer support and operations

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Customer support and operations	$1,892	$1,740	9%	$3,546	$3,503	1%

Customer support and operations expense for the three months ended June 30, 2012 increased $0.2 million over the same period in 2011. The difference is due to various small increases in costs across the expense category ($0.3 million) with the most significant being an increase in office and general expenses, offset by lower employee costs as a result of reduced overtime ($0.1 million).

Customer support and operations expense for the six months ended June 30, 2012 was consistent with the same period in 2011. Within this expense category there were some insignificant increases costs across the expense category ($0.2 million); however, these were offset by decreases in employee costs ($0.2 million) as a result of the reduction of overtime.

Research and development

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Research and development	$3,401	$2,127	60%	$6,967	$4,626	51%

Research and development expense for the three and six months ended June 30, 2012 increased $1.3 and $2.4 million, respectively over the same period in 2011. The change in both periods is mainly due to planned increases in technical development spending relating to image-guided surgical robotics, MR guided radiation therapy development, and other ongoing development projects.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 7 of 23

Amortization

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Amortization	$990	$871	14%	$1,959	$1,725	14%

The increase in amortization expense for the three and six months ended June 30, 2012 is due to additional amortization on fixed asset additions.

Foreign exchange

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Foreign exchange gain (loss)	$(207)	$210	-199%	$(11)	$615	-102%

Foreign exchange losses for the three and six months ended June 30, 2012 are mainly the result of lower net foreign denominated monetary assets compared to the same period in 2011, and a strengthening of the US dollar compared to other currencies on hand during the quarter.

Interest income (expense)

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Interest income (expense)	$(2)	$9	-122%	$15	$31	-52%

The Company incurred interest expense for the three months ended June 30, 2012 and had a reduction in interest income for the six month period June 30, 2012 as a result of fees in the period related to a financial credit instrument for an overseas project.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 8 of 23

Income tax

(Thousands of US dollars)	Three months ended			Six months ended
	June 30%			June 30%
	2012	2011	Change	2012	2011	Change

Income tax expense	$-	$-	nm	$18	$-	nm

nm – not meaningful

The Company generates taxable income in several of its foreign subsidiaries due to transfer pricing policies used in those foreign jurisdictions. As a result of activities in these foreign subsidiaries, the Company has recognized tax expense during the six months ended June 30, 2012.

Operating Loss and Net Loss for the Year

The Company’s operating loss for the three months ended June 30, 2012 was $4.1 million compared to a $3.1 million loss in the same quarter in 2011. The increase in operating loss was mainly the result of increased research and development costs related to the robotics and radiation therapy programs.

The Company’s operating loss for the six months ended June 30, 2012 was $12.6 million compared to an $8.1 million loss in the same quarter in 2011. The increase in operating loss was a result of lower product deliveries in the first quarter and increased research and development costs related to the robotics and radiation therapy programs since year end.

The Company’s net loss for the three months ended June 30, 2012 was $4.3 million compared to a $2.9 million loss in the same period in 2011. The increase in operating loss was the result of the factors noted above as well foreign exchange losses.

The Company’s net loss for the six months ended June 30, 2012 was $12.6 million compared to a $7.5 million loss in the same period in 2011. The increase in operating loss was the result of the factors noted above.

Adjusted EBITDA

We use the non-GAAP measure Adjusted EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to GAAP measures). We define adjusted EBITDA as earnings (loss) before stock based compensation, interest income (expense), foreign exchange gain (loss), embedded derivatives gain (loss), income taxes and amortization.

For the three months ended June 30, 2012, Adjusted EBITDA was negative $2.7 million compared with negative $1.9 million for the same period in 2011. The decrease in adjusted EBITDA during the quarter was primarily due to higher research and development costs.

For the six months ended June 30, 2012, Adjusted EBITDA was negative $10.0 million compared with negative $5.7 million for the same period in 2011. The decrease in adjusted EBITDA during the quarter was primarily due to lower product deliveries in the first quarter and higher research and development costs.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 9 of 23

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters:

(Thousands of US dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2012	2012	2011	2011	2011	2011	2010	2010

Sales	$17,235	$3,493	$14,677	$7,182	$18,881	$11,057	$24,840	$16,750
Cost of sales	10,577	2,099	9,855	5,104	12,560	6,604	13,314	9,006
Gross profit	6,658	1,394	4,822	2,078	6,321	4,453	11,526	7,744
As a percentage of sales	38.6%	39.9%	32.9%	28.9%	33.5%	40.3%	46.4%	46.2%

Operating expenses
Administration	1,899	1,685	2,071	2,086	2,155	2,017	1,600	1,606
Sales and marketing	2,549	2,065	2,937	2,177	2,520	2,335	3,110	1,945
Customer support and operations	1,892	1,654	1,787	1,561	1,740	1,763	1,705	1,418
Research and development	3,401	3,566	2,421	2,527	2,127	2,499	222	1,426
Amortization	990	969	908	884	871	854	912	841
	10,731	9,939	10,124	9,235	9,413	9,468	7,549	7,236

Operating income (loss) before the following:	(4,073)	(8,545)	(5,302)	(7,157)	(3,092)	(5,015)	3,977	508
Foreign exchange	(207)	196	710	(1,351)	210	405	(1,021)	199
Interest	(2)	17 (1)		3	9	22	14	67
Embedded derivative		-	-	-	-	-	-	(30)
Income (loss) before taxes	$(4,282)	$(8,332)	$(4,593)	$(8,505)	$(2,873)	$(4,588)	$2,970	$744

Income taxes	-	18	366	-	-	-	-	-

Net income (loss) for the quarter	$(4,282)	$(8,350)	$(4,959)	$(8,505)	$(2,873)	$(4,588)	$2,970	$744

Earning (loss) per share
Basic	$(0.09)	$(0.18)	$(0.11)	$(0.19)	$(0.06)	$(0.10)	$0.03	$0.02
Diluted	$(0.09)	$(0.18)	$(0.11)	$(0.19)	$(0.06)	$(0.10)	$0.02	$0.02

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history. Factors that have caused our results to vary are described below.

➢	As a result of the limited number of VISIUS Surgical Theatres sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢	Gross margins for the VISIUS Surgical Theatre are largely dependent on whether a particular product application has achieved acceptance amongst clinical thought leaders. Given the maturity and clinical data surrounding the neurosurgical application of the VISIUS Surgical Theatre, margins for these products have generally been stronger than other newer clinical applications. The decrease in gross profit percentage in 2011 is primarily tied to market penetration pricing for the introduction of the VISIUS Surgical Theatre for cerebrovascular and cardiovascular applications in the period as well as the provision of certain equipment for research purposes to a third party customer.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 10 of 23

➢	Net losses generally vary depending on the timing of when specific projects were installed and the pricing associated with the respective projects. The improvements over time in 2010 reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses. Net losses in 2011 in 2012 have largely been the result of lower product installations and planned increases in research and development activity for the Company’s MR guided radiation therapy program and the image-guided robotics program.

➢	Operating expenses began to increase in 2011 because of planned research and development activities for robotics, MR-guided radiation therapy and other ancillary research projects, increased employee costs, and professional fees as a result of additional reporting requirements as a NASDAQ registrant. Operating expenses during 2012, in areas outside of research and development, are lower as a result of cost management measures undertaken by management.

➢	Although the majority of the Company’s sales are denominated in US dollars, the Company sells its VISIUS Surgical Theatres in a variety of foreign currencies. As well, a significant portion of the Company’s operating costs are in Canadian dollars. This gives rise to foreign exchange gains or losses each quarter depending on the change in value of the US dollar versus the Canadian dollar and other currencies in each quarter.

➢	The Company generated taxable income in several of its foreign subsidiaries in 2011 because of our transfer pricing methodology. As a result, the Company began recognizing tax expense in the 4th quarter of 2011 related to these subsidiaries.

BACKLOG

We use the non-GAAP measure “backlog” to measure aspects of our financial performance (for more information, see “Non-GAAP Financial Measures”). Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of four to five years and which commence at the conclusion of the warranty period on our VISIUS Surgical Theatres. The term of our service contracts generally ranges from 4 to 5 years commencing at the conclusion of the warranty period on our VISIUS Surgical Theatres, which are typically 1 year in length. Service contract revenue is recognized ratably over the term of the contract.

In the second quarter of 2012, total order bookings were $22.1 million, which consisted of three new VISIUS Surgical Theatre bookings of $17.0 million and service bookings of $5.1 million. We converted $17.2 million of backlog into revenues and changes in foreign exchange decreased backlog by $0.7 million for a total backlog at June 30, 2012 of $119.9 million. We evaluate our backlog and individual order conversion on a regular basis and our experience is that orders typically convert into revenues over 12 to 18 months on average. We have one order in backlog valued at approximately $9.6 million, which has not proceeded at a rate that is consistent with our typical experience as a Company. While the order continues to meet our defined criteria for inclusion in order backlog and the customer has not informed us of any change in their plans, we are continuing to monitor the order.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 11 of 23

The table below provides the Company’s backlog on a segmented basis, as at June 30, 2012 and its comparable periods for each of the last three years as of December 31:

	December 31
	2009	2010	2011	March 31, 2012	June 30, 2012
VISIUS Surgical Theatres	$85,045	$86,505	$58,583	$78,068	$78,765
Service contracts	24,035	30,619	36,430	37,615	41,154
Total backlog	$109,080	$117,124	$95,013	$115,683	$119,919

To June 30, 2012, we have sold 55 systems, of which 41 are installed and 14 are in the delivery phase. Of the 55 sold, 35 are in the United States, 8 are in Canada, 8 are in Asia Pacific and 4 are in Europe and the Middle East.

OUTLOOK

Since first coming to market in 2005, we have sold our VISIUS Surgical Theatres to leading hospitals around the world, continuing to expand our addressable market and grow our customer base. Our ability to increase market penetration reflects the value our VISIUS Surgical Theatres offer; value that is supported by clinical studies that confirm meaningful differential outcomes for patients whose neurosurgical procedures have been completed using a VISIUS Surgical Theatre.

Because our business involves expensive and complex capital equipment, the sales cycle in normal market conditions is typically long and installation can take significant time depending on the unique circumstances of each hospital. As a result, both the number of VISIUS Surgical Theatres sold and our financial performance, particularly from quarter to quarter, can vary significantly as changes in the timing of an installation involving only a few customers in a given period can have a meaningful impact on the actual results.

We believe our bookings performance will continue to improve, based on our actual 2012 year to date bookings and the prospects that are forecasted for the remainder of the year. Our priorities for managing the business in the year ahead are:

Drive Order Bookings – We have a large base of qualified customers who are at advanced stages of the sales cycle and we will aggressively work to convert these opportunities into new sales orders. We have established a broad customer pull marketing program that includes market specific public relations campaigns, expansion of our peer reviewed publications program and a series of customer education initiatives, which have all been designed to build demand. We believe these actions together with improving market conditions will contribute to a significant strengthening of our bookings performance driven by the underlying clinical demand for VISIUS Surgical Theatres.

New Product Development and Commercialization – We have a disciplined approach to product development ensuring resources are appropriately focused on projects and programs with the greatest potential to create long term value. We will continue to advance our product development and commercialization activities in MR guided radiation therapy and image-guided surgical robotics and as well continue to improve the capabilities of the VISIUS Surgical Theatre. The key development programs underway include:

➢	Our image-guided surgical robotic system which was submitted to the FDA for clearance application in August 2012.

➢	Our VISIUS Surgical Theatre utilizing computed tomography is expected to be submitted to the FDA for clearance application in the fourth quarter of 2012. This new product offering will directly address the very large market for image-guided spinal procedures.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 12 of 23

➢	Our MR guided radiation therapy system continues on track for completion in the fourth quarter of 2012 and was advised in July 2012 by the FDA that the first of three components as part of its FDA clearance application is under consideration for its OIVD Pilot Triage-Quick Review program which has the goal of completing the review within 30 days.

➢	Our first consumable product, an inductive imaging coil for neurosurgery will also be released in the third quarter of this year. This patented coil is designed to improve surgical workflow and reduce operating room time. As the volume of neurosurgeries performed in VISIUS Surgical Theatres increases, this novel technology is expected to increasingly contribute a recurring revenue stream for our business.

These new products, together with our existing VISIUS Surgical Theatre will further broaden our clinical applications and introduce new price point products that can drive rapid customer adoption. Clinical appreciation of the benefits of the VISIUS Surgical Theatre for neurosurgical applications continues to grow and multiple patient outcome studies are now published documenting our system’s value. Our sales resources are being focused on those hospitals that have the greatest opportunity to utilize the VISIUS Surgical Theatre for neurosurgical applications. From that base we intend to build future sales opportunities for cardiovascular and cerebrovascular applications as recognition of the benefits of the VISIUS Surgical Theatre expands. Work will also continue with multiple medical centres to further validate the clinical benefits of the VISIUS Surgical Theatre.

2012 Financial Outlook

Revenues

Our ability to complete installations and recognize revenue on a timely basis is directly influenced by the circumstances of each hospital and schedules can shift because of unique customer specific requirements. The delivery cycle and installation process for a VISIUS Surgical Theatre is lengthy and installation times can be further lengthened depending on additional site-specific construction work that may be required to be completed by the customer.

Against a backdrop of an improving economic climate our expectation is for significant growth in order bookings this year. In 2012 we continue to expect an improvement in top line performance with annual revenues forecast to be in the range of $57 million. Q3 2012 revenues are anticipated to be $12 million to $13 million.

Gross Profit

Over the course of our Company‘s life, strong improvement in gross profit has been delivered from VISIUS Surgical Theatres for neurosurgical applications, reflecting the shift from market penetration-based pricing to value-based pricing. A similar pricing approach has been used for VISIUS Surgical Theatre configurations for cerebrovascular, cardiovascular and spine applications, which has translated into lower margins, which has had the effect of reducing our overall gross margin. In 2012, our overall annual gross margin is expected to be comparable to 2011 levels as these systems are installed. In Q3 2012, overall margins are expected to decrease to approximately 30% of revenues as the Company is providing certain equipment to a third party partner who will conduct research activities related to cerebrovascular applications as part of a collaborative arrangement. Quarterly gross margin levels are expected to continue to vary depending on the underlying system installations in the respective quarters. The Company’s project margins are anticipated to increase into the 40% range during the subsequent next four quarters.

Operating Expenses

Our priorities for 2012 include a focused sales and marketing drive to maximize bookings together with increased investment to complete development of our image guided surgical robot, image guided radiation therapy product, and to further improve the capabilities of the VISIUS Surgical Theatre. Research & development expenses in 2012 are expected to be approximately $13 million to $15 million with the dollar value of operating expenses, excluding research and development, forecast to be unchanged compared with 2011 levels.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 13 of 23

Liquidity and Capital Resources

Our Company is well positioned to continue to build the business. With cash and accounts receivable at June 30, 2012 of $45.5 million and order backlog of $119.9 million, we have a strong base from which to continue to fund our operations and product development projects.

Our cash requirements in 2012 include funding for operations, capital investments related to robotics, iCT and MRgRT test labs and prepaid development costs associated with our image guided radiation therapy pre-clinical site at Princess Margaret Hospital. Our total capital expenditures for the remainder of the year are expected to be in the range of $2.5 million to $3.0 million this year, as a result of an expected increase in research and development costs identified last quarter.

The prepaid development costs are part of the collaborative arrangement we entered into in October 2011 with the University Health Network at Princess Margaret Hospital in Toronto, our image guided radiation therapy platform will be used to conduct research at the hospital in order to clinically validate the system and develop a commercially viable version of the platform. These costs will be deferred until the installation is complete and then expensed as research and development when clinical validation can begin. We expect to incur approximately $3.0 to $4.0 million in cash costs in addition to the $3.1 million incurred up to June 30, 2012. We currently anticipate that we will expense approximately $1.5 to $2.5 million of these deferred costs in the first half of 2013, with the remainder being expensed in the second half of 2013 as the various components of the installation are completed.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. The Company has financed its cash requirements primarily through issuances of securities and advanced customer deposits from new orders.

We had cash of $32.7 million as at June 30, 2012, a decrease of $7.7 million from December 31, 2011. The $7.7 million decrease from December 31, 2011 primarily resulted from operating and financing activities. Operating activities included an operating loss (excluding non-cash related items) of $9.8 million and a $4.9 million decrease in working capital. Financing activities included capital spending of $3.4 million and restricted cash of $1.6 million. These uses of cash were offset by $1.8 million raised through employee stock options being exercised and a foreign exchange translation adjustment of $0.4 million.

The following table sets forth the summary statement of cash flows for the dates and periods indicated:

Statements of Cash Flows

(Thousands of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30,			June 30,
	2012	2011	Change	2012	2011	Change
Cash flows:
From (Used) in Operating Activities	$192	$(5,706)	$5,898	$(4,983)	$(14,040)	$9,057
From Financing Activities	35	77	(42)	1,831	700	1,131
Used in Investing Activities	(3,018)	(800)	(2,218)	(4,976)	(1,564)	(3,412)
Foreign exchange translation adjustment	121	(5)	126	408	(53)	461
Net decrease	(2,670)	(6,434)	3,764	(7,720)	(14,957)	7,237
Cash and cash equivalents, opening	35,375	52,250		40,425	60,773
Cash and cash equivalents, closing	$32,705	$45,816	$(13,111)	$32,705	$45,816	$(13,111)

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 14 of 23

Operating Activities

The cash from operating activities for the three months ended June 30, 2012 was $0.2 million. The cash from operating activities was comprised of an operating loss of approximately $2.9 million (excluding non-cash related items) and a $3.1 million decrease in working capital. The decrease in working capital of $3.1 million consists of an increase in deferred revenue ($3.8 million), an increase in accounts payable and accrued liabilities ($5.3 million) and a decrease in inventory ($0.6 million) offset by an increase in accounts receivable ($1.9 million), an increase in unbilled receivables ($4.2 million) and an increase in prepaid expenses ($0.5 million).

Financing Activities

Financing activities for the three months ended June 30, 2012 was $35,000 compared to $1.8 million in the same period in 2011. The cash generated in financing activities for both 2011 and 2012 was a result of employee share options being exercised.

Investing Activities

The cash used from investing activities for the current quarter was approximately $3.0 million compared to $0.8 million in the same period in 2011. Investing activities in 2012 include restricted cash ($1.6 million), acquisition of tangible and intangible capital assets ($0.9 million) and the acquisition of other assets ($0.5 million). The $0.9 million in capital asset consists mainly of additions to the demonstration units for robotics and iCT. The $0.5 million in other assets consists mainly of additional research and development costs related to the image guided radiation therapy collaborative arrangement.

Liquidity and Capital Resources Summary

Our cash as at June 30, 2012 totaled $34.3 million, which includes restricted cash of $1.6 million. This cash position is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures. There have been no material changes in operating lease payments the Company expects to make over the next five years.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	August 9, 2012	December 31, 2011
Common shares	unlimited	$146,974,430	$144,410,000
		(45,803,867 common shares)	(44,975,109 common shares)
Preferred shares	unlimited	Nil	Nil

Additional paid-in capital		$4,266,000	$4,291,000

As at August 9, 2012, a total of 3,846,134 stock options were outstanding under the Company’s stock option plan.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 15 of 23

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "Adjusted EBITDA". We define backlog as the unrecognized portion of the revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our theatres, which is typically one year in length. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by U.S GAAP and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define Adjusted EBITDA as earnings before stock based compensation, interest income (expense), foreign exchange gain (loss), embedded derivative gain (loss), income taxes, and amortization. We have begun reporting Adjusted EBITDA because we believe investors use it as another measure of our operating performance. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

Reconciliation to the most comparable U.S. GAAP measure for Adjusted EBITDA for the three and six months ended June 30, 2012 is as follows:

(Thousands of US dollars)	Three months ended		Six months ended
(Unaudited)	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Net loss for the period	$(4,282)	$(2,873)	$(12,632)	$(7,461)
Stock based compensation	355	370	709	681
Foreign exchange (gain) loss	207	(210)	11	(615)
Interest (income) expense	2 (9)		(15)	(31)
Amortization	990	871	1,959	1,725
Income taxes	-	-	18	-
Adjusted EBITDA	$(2,728)	$(1,851)	$(9,950)	$(5,701)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash, restricted cash, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the US dollar.

Our accounts receivable at June 30, 2012 were $11.2 million, of which $8.8 million is considered current (less than 60 days old). Accounts receivable includes $1.6 million denominated in a currency other than the US dollar.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 16 of 23

RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company, which is controlled by the Chairman of IMRIS Inc. The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the three and six months ended June 30, 2012 was $76,000 and $161,000 (Three and six months ended June 30, 2011 - $162,000 and $209,000).

At June 30, 2012, there was a payable to related parties of $10,000 (December 31, 2011 - $Nil).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our VISIUS Surgical Theatre sales on a percentage-of-completion basis as the theatre is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently, if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants. The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification ASC 718. The fair value of options is determined using the Black-Scholes option-pricing model. The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital. Amortization takes into consideration estimated forfeitures, determined on a historic basis, at the time of grant to determine the number of awards that will ultimately vest. Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 17 of 23

CHANGES IN ACCOUNTING POLICY

In June 2011, the ASC guidance on presentation of comprehensive income was updated eliminating the option to present the components of other comprehensive income as part of the statement of equity but not changing the items that must be reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for interim and annual periods beginning after December 15, 2011 and was adopted in the quarter commencing January 1, 2012. This guidance affected presentation only and did not have a material impact on the results of operations or financial condition reflected in the consolidated financial statements. The following table presents the retrospective application of the updated ASC guidance on presentation of comprehensive income for the years ended December 31, 2011 and 2010.

IMRIS INC.

Consolidated Statements of Comprehensive Loss

Expressed in US $000’s

	2011	2010

Net loss for the year	$(20,925)	$(1,766)
Other comprehensive income
Foreign currency translation adjustment	44	3,617
Other Comprehensive income	$44	$3,617

Comprehensive income (loss) for the year	$(20,881)	$1,851

DISCLOSURE AND INTERNAL CONTROLS

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner. We have evaluated the effectiveness of our disclosure controls and procedures as at the date of our 2011 Financial Statements and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2011, based on this evaluation management concluded that our internal control over financial reporting was effective as at December 31, 2011. The Company’s independent registered public accounting firm, Deloitte and Touche LLP, has issued an unqualified opinion on the Company’s internal controls over financial reporting as at December 31, 2011

As of the date of this report, there have been no changes to the Company’s internal controls over financial reporting that materially affect, or are reasonably likely to materially affect, its internal controls over financial reporting.

In compliance with rules of the Canadian Securities Administration and the US Securities and Exchange Commission, we have filed certificates signed by our Chief Executive Officer (‘‘CEO’’) and Chief Financial Officer (‘‘CFO’’) regarding the effectiveness of our disclosure controls and our internal controls over financial reporting. It should be noted however, that while the Company’s CEO and CFO believe the organizations disclosure controls and internal controls over financial reporting are effective any system of internal control has inherent limitations and cannot prevent all errors or fraud. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 18 of 23

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties. Risks relating to our business include: our long sales cycle; high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of VISIUS Surgical Theatres for cardiovascular and cerebrovascular procedures; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters. If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. We have discussed several of the more significant risks and uncertainties that may affect the business below; however, for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2011 Annual Information Form available at www.sedar.com and on the United States Securities and Exchange Commission (SEC) website at www.sec.gov in the Company’s Annual Report on Form 40-F.

Financial Risks

The Company is exposed to a variety of financial risks by virtue of its activities. These risks include market risk (including currency risk; fair value interest rate risk; cash flow interest rate risk); credit risk and liquidity risk. The Company’s overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

The following is a brief overview of the Company’s financial risk management for each of the risks identified above:

Market Risks

Currency risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies. Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance. The Company prices a significant portion of its VISIUS Surgical Theatre sales in USD. To offset these revenues, the Company sources a major portion of the components it delivers in US dollars. In addition, the Company incurs nearly all of its sales expenses in US dollars.

Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s restricted cash includes short-term highly liquid investments that earn interest at market rates. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s restricted cash is the only financial asset bearing fixed interest rates. The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short-term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 19 of 23

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at quarter end is the carrying value of its financial assets. The Company manages its credit risk on financial assets by dealing solely with reputable banks and financial institutions. The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk. When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk. The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible. The loss would be recognized in the income statement within ‘Administrative expense’. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.

Long Sales Cycle, High Unit Price and Limited Installations

The long sales cycle, as well as the high unit price of the VISIUS Surgical Theatre, among other factors, may contribute to substantial fluctuations in our quarterly operating results. Because of the high unit price of VISIUS Surgical Theatres and the fact that we have installed only 41 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter. VISIUS Surgical Theatres represent a significant capital expenditure for our customers and adverse global economic and business conditions could result in a loss of consumer confidence, which could decrease capital spending or increase the length of time and effort our customers require to gain approval for capital spending. If we lose a single customer order or if customers defer installation of a VISIUS Surgical Theatre for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period. Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.

We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters. Our ability to attract new customers will depend on a variety of internal factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales support, training and service. In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products. The loss or delay of individual orders, failure to add new customers or worsening macroeconomic conditions could have a significant impact on future revenues and operating results.

Limited Operating History and Accumulated Deficit

We have a limited operating history from which investors can evaluate our business and prospects. We have a large accumulated deficit and we may not achieve profitability. We have incurred substantial losses since inception and may incur additional operating losses in the near term. If the time required to generate significant revenues and consistently achieve profitability is longer than anticipated, we may not be able to continue our operations without additional capital. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously evolving surgical imaging market. If we cannot successfully address these risks, our business and financial condition would suffer.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 20 of 23

Actual Bookings May Vary from Forecast

We periodically forecast information about the rate we will be able to convert potential customers in our order pipeline into actual bookings we expect to achieve in future periods. The actual bookings we achieve in a period may vary from the bookings we forecast in public disclosure documents, presentations or other public information and these variations could be material and adverse. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which may not be accurate. Actual bookings rely on the occurrence of numerous factors beyond our control such as a customer’s capital budget, their patient requirements and timing. Although we believe that the assumptions underlying our guidance and other forward looking statements were reasonable at the time such statements were made, actual results could be materially different. If actual bookings vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

Backlog may not Result in Future Net Sales

Our backlog at any particular date may not be indicative of recognized revenues in our financial statements in subsequent periods. We evaluate each customer order to determine qualification for inclusion in backlog; however, there can be no assurance that amounts included in backlog will ultimately result in recognition of revenue or occur in a financial reporting period. In addition, in any given period management can reduce backlog due to factors such as a cancellation of an order, lack of confidence in the customer proceeding with the order, changes in the financial condition at a customer, changes in government or third party funding for customers, and changes in installation schedules. Changes to backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

Lack of Product Diversity

Currently, our commercially available products include the VISIUS Surgical Theatre for neurosurgical, cardiovascular and cerebrovascular applications. Although we expect sales of our VISIUS Surgical Theatres to increase with market acceptance of the theatres for cardiovascular and cerebrovascular applications, we currently generate substantially all of our revenue from sales of VISIUS Surgical Theatres for neurosurgical applications and multiyear service plans for the theatres. If we are unable to sustain or grow sales of the VISIUS Surgical Theatre for use in multiple applications beyond neurosurgery, we may not generate sufficient revenue to support our business. Accordingly, we are currently dependent on our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications. Any factor materially and/or adversely affecting our ability to market and sell the VISIUS Surgical Theatre for neurosurgical applications or pricing and demand for the theatre may have a material and adverse effect on our financial condition and results of operations.

Foreign Exchange Fluctuations

We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars. To date, we have not used forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between certain foreign currencies, including Canadian, Euros and Australian dollars, versus the US dollar as a result of the translation into US dollars of our balance sheet and income statement items denominated in those foreign currencies.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 21 of 23

Regulatory Matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions throughout the world. For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue. There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all. Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on Suppliers

We depend on Siemens to supply the MR scanner, CT scanner and angiography systems for our VISIUS Surgical Theatres. Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months' advance written notice of termination by either party. The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens. If for any reason, we could not obtain MR scanners, CT scanners and angiography systems from Siemens there is no certainty that we could find another vendor willing to supply this equipment for the VISIUS Surgical Theatre and a change would require a redesign of the VISIUS Surgical Theatre, which could take a year or more to implement. We are dependent on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens' services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our VISIUS Surgical Theatre from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights. For the majority of our theatre components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our theatre and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required. It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of VISIUS Surgical Theatre, which could adversely affect our reputation and results of operations. Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

We purchase all significant components for development of our image guided surgical robotics program from MacDonald, Dettwiler and Associates Ltd. (MDA). We do not have a formal long-term supply contracts with MDA; however, IMRIS and MDA have signed a collaborative development agreement for development of the surgical robotics program. It is possible that a disruption of the supply of these components could result in increased costs and delays in the development of our image guided surgical robotics program, which could adversely affect our reputation and results of operations. Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses, which could also delay the development of our image guided surgical robotics program.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 22 of 23

Competition and Technological Advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies. Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete. MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for surgical imaging is highly competitive, with a number of companies providing competing surgical imaging systems. Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their systems. These competitors or other companies may at any time develop new or improved surgical imaging solutions. Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies. If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

Changes to Financial Accounting Standards

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

ADDITIONAL INFORMATION

Additional information about IMRIS, including our annual information form, can be found on the SEDAR website at www.sedar.com or the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

IMRIS Inc. Management’s Discussion and Analysis – August 9, 2012 Page 23 of 23